Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

13th December 2005

[redacted]

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Press Announcement published in the newspapers on 13th December 2005 regarding Appointment of Directors

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

12/30

File No. 82-4086

December 13, 2005 **The Standard**

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

APPOINTMENT OF DIRECTORS

The Board of Directors of Hongkong Electric Holdings Limited (the "Company") announces that with effect from 12th December, 2005, Mr. Neil Douglas McGee and Mr. Wan Chi Tin have been appointed as Executive Directors of the Company.

Mr. Neil Douglas McGee, aged 54, has also been appointed a Director of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, with effect from 12th December, 2005. Mr. McGee worked with the Company and Hutchison Whampoa Limited from 1978 holding various legal, corporate finance and secretarial positions. He then joined Husky Oil Ltd in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree. Save as disclosed above, Mr. McGee does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Pursuant to the Company's Articles of Association, Mr. McGee will hold office until the next annual general meeting of the Company and will then be eligible for re-election.

Mr. Wan Chi Tin, aged 55, is currently a Director of HEC and certain subsidiaries and associated companies of the Company, and General Manager (Corporate Development) of the Hongkong Electric Group (the "Group"). Mr. Wan worked with the Group from 1978, holding positions of Chief Electrical Engineer of HEC and Deputy General Manager of Associated Technical Services Limited, a wholly owned subsidiary of the Company. He then served as Chief Executive Officer of Powercor and CitiPower, the electricity distribution businesses in Australia in which the Company holds a 50% interest, from September 2000 to June 2003. Since returning to Hong Kong in July 2003, he has taken up his present role of General Manager (Corporate Development) of the Group. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Fellow of the Hong Kong Institution of Engineers. Mr. Wan does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. Pursuant to the Company's Articles of Association, Mr. Wan will hold office until the next annual general meeting of the Company and will then be eligible for re-election.

As at the date of this announcement, the Directors of the Company are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil D. MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin as Executive Directors; Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. George Colin MAGNUS and Mr. YEE Lup Yuen, Ewan as Non-executive Directors; and Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin as Independent Non-executive Directors.

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LTD.
Lillian Wong
Company Secretary

Hong Kong, 12th December, 2005

香港經濟日報 2005年12月13日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(於香港註冊成立之有限公司)
(股份代號：006)

委任董事

香港電燈集團有限公司(「本公司」)董事局宣佈，麥堅先生及尹志田先生由二零零五年十二月十二日起獲委任為本公司執行董事。

麥堅先生，五十四歲，由二零零五年十二月十二日起亦獲委任為本公司全資附屬公司香港電燈有限公司(「港燈」)董事。麥堅先生自一九七八年起在本公司及和記黃埔有限公司擔任多個法律、財務及公司秘書職務。麥堅先生其後於一九九八年加入Husky Oil Ltd出任副總裁及財務總監，而自二零零零年至二零零五年十月，麥堅先生則於赫斯基能源公司出任副總裁及財務總監。麥堅先生持有文學學士學位及法律學士學位。除上文所披露者外，麥堅先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例(「證券及期貨條例」)第XV部，麥堅先生並無擁有本公司股份之任何權益。根據本公司之章程細則，麥堅先生將出任董事直至本公司下屆股東週年大會為止，並於屆時合資格膺選連任。

尹志田先生，五十五歲，現為港燈及本公司若干附屬公司及聯營公司之董事，並為香港電燈集團(「本集團」)發展總經理。尹先生自一九七八年起任職於本集團，曾出任港燈總電機工程師及本公司全資附屬公司港燈協聯工程有限公司副總經理。尹先生其後於二零零零年九月至二零零三年六月出任Powercor及CitiPower行政總裁，該兩間公司在澳州經營配電業務，而本公司持有50%權益。自二零零三年七月返港後，尹先生接管其現時職務，出任本集團發展總經理。尹先生持有電機工程理學士學位，並為特許工程師。尹先生亦為英國電機工程師學會資深會士及香港工程師學會資深會士。尹先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，尹先生並無擁有本公司股份之任何權益。根據本公司之章程細則，尹先生將出任董事直至本公司下屆股東週年大會為止，並於屆時合資格膺選連任。

於本公佈日期，本公司董事包括：執行董事霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生；非執行董事夏佳理先生、周胡慕芳女士、麥理思先生及余立仁先生；以及獨立非執行董事顧浩格先生、佘頌平先生及黃頌顯先生。

承董事局命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零五年十二月十二日